

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 4, 2007

Mr. Robert M. Garneau
Executive Vice President and CFO
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002

> **RE: Form 10-K for the fiscal year ended December 31, 2006
> File No. 0-1093**

Dear Mr. Garneau:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim ones.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 33

2. We have reviewed your responses to prior comments 3 and 4. Please enhance your proposed disclosures to include more information from your March 30, 2007 supplemental response.

Note 4 – Accounts Receivable, Net, page 37

3. We have reviewed your response to prior comment 5. It appears that approximately 95% of your December 31, 2006 unbilled costs balance was also unbilled as of December 31, 2005. In light of this, and given the uncertainty regarding the resolution of the dispute on the Australia SH-2G(A) program, please tell us how you concluded that the full recovery of these amounts was probable at December 31, 2006. Please disclose in the footnote the amounts of unbilled costs as of the earlier balance sheet date that remain unpaid as of the most recent balance sheet date including both the amounts that remain unbilled and those that have now been billed. Please also improve your disclosure regarding amounts to be collected after one year. See paragraph 3(c)(4) of Rule 5-02 of Regulation S-X and FRR 206.03.

Note 19 – Segment Information, page 56

4. We have reviewed your response to prior comment 7. Please provide us with the gross profit and gross margin for each operating segment in the Aerospace reportable segment for each of the last five years, along with each future period's forecast through 2009. Regarding the historical and future expected gross margins, explain any anomolies as well as why any differences are not indicative of the operating segments having dissimilar economic characteristics.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief